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EXHIBIT 99.1

NORANDA INC.

CONSOLIDATED STATEMENT OF EARNINGS

(US$ millions)

	Second Quarter		Six Months ended June 30
	2004	2003	2004	2003
Revenues	$1,694	$1,112	$3,347	$2,168

Operating expenses
Cost of operations	539	502	1,006	971
Purchased raw materials	749	421	1,460	835
Depreciation, amortization and accretion	126	127	243	241

	1,414	1,050	2,709	2,047

Income generated by operating assets	280	62	638	121
Interest expense, net	36	36	61	74
Corporate and general administration	15	14	28	27
Research, development and exploration	12	12	19	20
Minority interest in earnings of subsidiaries	64	18	143	34

Income (loss) before undernoted	153	(18)	387	(34)
Tax expense (recovery)	58	(23)	144	(29)
Restructuring costs	—	11	—	41
Other expenses (income)	(12)	4	(17)	4

Net income (loss)	$107	$(10)	$260	$(50)
Dividends on preferred shares	5	9	10	12
Interest on convertible debentures	1	1	2	2

Net income (loss) attributable to common shares	$101	$(20)	$248	$(64)

Basic earnings (loss) per common share — $	$0.34	$(0.08)	$0.84	$(0.26)

Diluted earnings (loss) per common share — $	$0.34	$(0.08)	$0.83	$(0.26)

Basic weighted average shares outstanding — 000s	296,249	243,080	295,922	242,302
Diluted weighted average shares outstanding — 000s	303,965	243,412	303,543	242,634

Note:
Effective July 1, 2003, Noranda adopted the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

1

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions)

	Actual
	Jun. 30 2004	Dec. 31 2003
Assets
Current assets
Cash and cash equivalents	$628	$501
Short-term investments	—	129
Accounts receivable	741	576
Metals and other inventories	1,254	1,179

	2,623	2,385
Operating capital assets	4,873	4,765
Development projects	891	973
Investments and other assets	298	205

	$8,685	$8,328

Liabilities and Equity
Current liabilities
Accounts and taxes payable	$1,010	$903
Debt due within one year	174	431

	1,184	1,334
Long-term debt	2,940	2,893
Future income taxes	101	46
Reclamation, pension and other provisions	602	539
Stockholders' interest:
Interests of other shareholders	1,056	919
Shareholders' equity	2,802	2,597
	$8,685	$8,328

2

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions)

	Second Quarter		Six Months ended June 30
	2004	2003	2004	2003
Cash realized from (used for):
Operations
Net income (loss)	$107	$(10)	$260	$(50)
Charges (credits) not affecting cash:
Depreciation, amortization and accretion	121	118	227	223
Minority interests in earnings of subsidiaries	64	19	143	35
Foreign exchange, restructuring and other	3	57	15	85

	295	184	645	293
Net change in accounts receivable, inventories and payables	(40)	(47)	(128)	(150)

Cash from operations	255	137	517	143

Investment activities
Capital investments	(146)	(112)	(270)	(213)
Investments and advances	118	—	128	—
Proceeds on dispositions	1	10	3	11

Cash used in investment activities	(27)	(102)	(139)	(202)

Financing activities
Long-term debt, including current portion
Issued	113	388	141	447
Repaid	(300)	(344)	(344)	(398)
Issue of shares — common	5	—	18	—
Issue of preferred shares	—	100	—	198
Dividends paid	(40)	(38)	(80)	(67)
Issue (repurchase) of shares — minority shareholders	3	(5)	14	(5)

	(219)	101	(251)	175

Increase in cash and cash equivalents	9	136	127	116
Cash and cash equivalents, beginning of period	619	273	501	293

Cash and cash equivalents, end of period	$628	$409	$628	$409

3

NORANDA INC.

PRODUCTION VOLUMES

				Six Months ended June 30
		Second Quarter
Mine Production (tonnes, except as noted)	100% basis, except as noted
		2004	2003	2004	2003
Copper
Copper business
Kidd Creek		14,292	10,655	23,588	21,373
Antamina	(33.75%)	30,976	21,942	56,533	46,399
Collahuasi	(44%)	46,433	43,515	81,802	87,726
Lomas Bayas		14,914	14,809	30,642	29,381

		106,615	90,921	192,565	184,879
Matagami		2,024	1,928	3,880	3,931
Brunswick		1,357	2,193	3,199	4,579
INO		9,081	10,885	14,617	19,946
Other		2,943	3,245	7,373	9,734

		122,020	109,172	221,634	223,069

Zinc
Zinc business
Brunswick		62,280	73,942	135,860	144,740
Matagami		31,771	25,113	58,445	50,397

		94,051	99,055	194,305	195,137
Kidd Creek		10,700	16,479	31,492	37,651
Antamina	(33.75%)	18,309	33,592	40,778	57,760
Other		2,847	2,120	4,391	4,092

		125,907	151,246	270,966	294,640

Nickel		11,957	13,754	23,029	26,715
Ferronickel		6,871	6,557	14,870	13,444
Lead		17,138	19,911	37,425	38,336
Silver — 000 ounces
Copper business
Kidd Creek		757	548	1,951	1,287
Antamina	(33.75%)	736	575	1,389	1,260

		1,493	1,123	3,340	2,547
Brunswick		1,363	1,543	2,965	3,025
Matagami		119	89	233	186
Other		73	61	123	130

		3,048	2,816	6,661	5,888

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		68,288	46,444	146,448	89,470
Kidd Creek		19,531	38,024	53,253	74,983
Collahuasi	(44%)	5,669	6,583	11,821	13,445
Lomas Bayas		14,914	14,809	30,642	29,381

		108,402	105,860	242,164	207,279
Nikkelverk		9,234	8,843	18,980	17,378

		117,636	114,703	261,144	224,657

Copper anodes
Horne		41,199	22,054	84,433	50,321
Kidd Creek		19,656	36,276	51,177	73,044
Altonorte		67,242	67,917	131,092	109,010

		128,097	126,247	266,702	232,375

Refined zinc
Kidd Creek		35,918	30,966	64,376	68,901
Refined nickel
Nikkelverk		16,099	20,140	34,958	40,703
Falcondo		6,871	6,557	14,870	13,444

		22,970	26,697	49,828	54,147

Primary aluminum		61,642	61,178	122,862	122,304
Fabricated aluminum		45,796	36,660	88,184	73,585
Refined lead		28,240	23,322	53,388	47,788
Refined gold — 000 ounces		266	293	535	563
Refined silver — 000 ounces		10,236	7,028	20,359	15,696

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

				Six Months ended June 30
		Second Quarter
Metal Sales (tonnes, except as noted)	100% basis, except as noted
		2004	2003	2004	2003
Copper
Copper business
CCR		65,686	48,608	150,672	95,762
Kidd Creek		13,930	21,522	36,720	50,240
Horne — (concentrates)		11,338	5,643	15,190	7,905
Antamina — (concentrates)	(33.75%)	18,500	18,656	35,951	40,111
Collahuasi — (concentrates)	(44%)	30,390	30,594	49,365	60,471
Collahuasi	(44%)	11,114	9,250	17,028	17,765
Lomas Bayas		13,645	14,817	28,681	29,395
Altonorte — (anodes)		43,567	33,308	98,664	62,969

		208,170	182,398	432,271	364,618
Nikkelverk		11,464	16,139	24,661	30,609

		219,634	198,537	456,932	395,227

Zinc
Copper business
Kidd Creek		33,675	28,361	60,200	63,878
Antamina — (concentrates)	(33.75%)	19,931	31,033	34,150	46,433

		53,606	59,394	94,350	110,311
Zinc business
Brunswick/Matagami — (concentrates)		70,997	86,104	145,131	164,131

		124,603	145,498	239,481	274,442

Nickel		18,025	20,562	36,143	40,952
Ferronickel		7,808	6,455	14,585	12,991
Aluminum
Primary aluminum — shipments		65,680	63,528	126,425	123,380
Norandal — shipments		45,796	36,660	88,184	73,585
Lead		29,263	26,446	50,474	44,915
Gold — 000 ounces		225	213	461	449
Silver — 000 ounces
CCR		10,193	6,308	19,519	15,390
Kidd Creek		1,143	1,553	2,147	2,757
Antamina	(33.75%)	655	435	1,078	1,010

		11,991	8,296	22,744	19,157

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.27	0.75	1.21	0.76
Nickel		5.76	3.87	6.32	3.85
Ferronickel		5.85	3.78	6.29	3.71
Zinc		0.51	0.40	0.52	0.40
Aluminum		0.81	0.67	0.81	0.67
Lead		0.40	0.24	0.41	0.24
Gold — (US$ per ounce)		394.71	344.27	399.24	350.58
Silver — (US$ per ounce)		6.41	4.58	6.37	4.70
Exchange Rate (US$ = Cdn$)		0.74	0.71	0.75	0.69

NORANDA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Millions of US dollars, except as otherwise indicated)
(Unaudited)

1.    Accounting Policies

These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's 2003 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2003 Annual Report.

2.    Change in Accounting Standards

Effective January 1, 2004, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) and Hedging Relationships (AcG13).

a)
Asset Retirement Obligations

Previously, Noranda expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations. In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Cash outflows totaling $1,374 are expected to be incurred over a period extending 62 years beyond 2004. These cash outflows are discounted using a rate ranging from 5 to 8%. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated.

As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by $27, increase capital assets by $70, increase the provision for asset retirement by $97, decrease future income taxes by $5 and increase interest of other shareholders by $5. Adoption of the new standard reduced earnings by $1 for the three and six months ended June 30, 2003 and reduced net income by $11 for the year ended December 31, 2003.

The asset retirement obligation for the three and six months ended June 30, 2004 decreased by $5 and $10 respectively (2003 — increased by $29 and $53 respectively).

	Three months		Six months
Periods ending June 30,
	2004	2003	2004	2003
Asset retirement obligation beginning of period	$(407)	$(358)	$(412)	$(334)
Liabilities incurred	—	(3)	—	(5)
Liabilities settled	5	5	10	9
Accretion expense	(7)	(6)	(14)	(13)
Foreign exchange and other	7	(25)	14	(44)

Asset retirement obligation end of period	$(402)	$(387)	$(402)	$(387)

b)
Hedging Relationships

As of January 1, 2004, Noranda adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of $27 on its interest rate hedges while recording a long-term receivable and long-term payable of $68 and $40, for those contracts in a gain and loss position, respectively. Amortization of $3 and $6 of this deferred gain was amortized into income during the three and six months ended June 30, 2004. Since the interest rate hedge contracts were not eligible for hedge accounting, the net interest received/paid on these positions are shown as a component of other income.

During the three and six months ended June 30, 2004, Falconbridge recorded a mark-to-market loss of $13 and $nil respectively, for those contracts which were not eligible for hedge accounting. In addition, Noranda recorded a mark-to-market gain of $5 and $nil during the three and six months ended June 30, 2004 on its commodity contracts. The mar-to-market position on these commodity contracts at June 30, 2004 was negligible.

Under the provisions of the new standard, Noranda continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3.    Stock-Based Compensation

During the first quarter, the Company granted 860,500 stock options at a price of CDN$20.37 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted- average expected dividend of 1.87% annually and an interest rate of 4.32%, and is being charged against net income over its vesting period.

No new stock options were granted by the Company during the three months ended June 30, 2004.

Corporate and general administration, for the three and six months ended June 30, 2004, include compensation costs of $1 and $2 respectively, relating to outstanding options.

4.    Exchange Gains and Losses on Foreign-denominated Expenditures

The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's assets are also denominated in their local currency and exposed to exchange volatility. Prior to July 1, 2003, at which point Noranda changed its functional currency to the US dollar, Noranda managed its US dollar revenue exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties. Subsequent to the change, Noranda started hedging its Canadian dollar costs using foreign currency exchange contracts.

Noranda's operating costs for the three and six months ended June 30, 2004 include realized exchange gains from the settlement of various cost hedge contracts of $14 and $39 (2003 — revenues include realized exchange gains on revenue hedge contracts of $2 and $3 respectively).

Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a gain of $nil and $5 for the three and six months ended June 30, 2004 (2003 — loss of $4 and $5 respectively) at the Company's partially-owned subsidiary.

5.    Shareholders' Equity

	June 30, 2004		December 31, 2004
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of: Preferred, Common and Participating shares
Issued: —
Common Shares
Balance Shares	295,228	2,084	241,289	1,595
Issue of common shares	—	—	48,520	431
Issued on exercise of stock options	1,426	19	373	6
Issued under dividend re-investment	20	—	5,046	52
Issued under share purchase plan	—	—	—	—

Balance, end of period	296,674	$2,103	295,228	$2,084

Preferred Shares, Series F
Balance beginning of year and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning of year and end of period	8,754	137	8,754	137

Preferred Shares, Series H
Balance beginning of year	6,000	99	—	—

Issued	—	—	6,000	99
Balance, end of period	6,000	99	6,000	99

Preferred Shares, Series I
Balance beginning of year	—	—	—	—
Issued	—	—	6,000	100
Redeemed	—	—	(6,000)	(100)

Balance end of period	—	—	—	—

Contributed Surplus — stock option valuation	—	3	—	3

Convertible Debentures		86		84

Basic weighted average number of shares — 000's		295,822		261,618

Diluted weighted average number of shares — 000's		303,543		262,107

Retained Earnings (deficit):
Balance beginning of year		$(92)		$24
Change in accounting policy:
Asset retirement obligation		(38)		(27)

		$(130)		$(3)
Net income		260		23
Dividends: Common		(53)		(121)
Preferred		(10)		(21)
Other		(1)		(8)

Balance end of period		66		(130)

Currency Translation and other at end of period		249		261

Total Shareholders' Equity		$2,802		$2,597

6.    Segmented Information

Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Second Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$853	438	110	241	54	$1,894

Operating expenses
Cost of operations	187	158	48	110	38	539
Purchase of raw materials	474	111	37	97	30	749
Depreciation, amortization and accretion	60	31	15	10	10	126

	$721	300	100	217	78	1,414

Income (loss) generated by operating assets	$132	136	10	24	(22)	$280

Interest expense, net						(38)
Corporate and general administration						(15)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(84)

Income before undernoted						153
Tax expense						(56)
Other income						12

Net income						$107

Capital investments	$72	63	—	5	6	$145

	Second Quarter 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$494	306	89	171	52	$1,112
Operating expenses
Cost of operations	154	167	61	96	24	502
Purchase of raw materials	250	49	40	58	24	421
Depreciation, amortization and accretion	51	38	16	10	12	127

	$455	254	117	184	60	$1,050

Income (loss) generated by operating assets	$39	52	(28)	7	(8)	$62

Interest expense, net						(38)
Corporate and general administration						(14)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(18)

Loss before undernoted						$16
Tax recovery						23
Restructuring costs						(11)
Other expense						(4)

Net loss						$(10)

Capital investments	$68	30	—	5	2	$112

	Six Months ended June 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,897	917	195	445	93	$3,347

Operating expenses
Cost of operations	382	298	82	213	31	1,006
Purchase of raw materials	936	233	58	173	50	1,480
Depreciation, amortization and accretion	109	63	33	19	20	243

	$1,426	594	183	406	101	$2,708

Income (loss) generated by operating assets	$271	323	12	40	(8)	$636

Interest expense, net						(61)
Corporate and general administration						(28)
Research, development and exploration						(18)
Minority interest in earnings of subsidiaries						(143)

Income before undernoted						387
Tax expense						(144)
Other income						17

Net income						$260

Total assets, excluding cash, cash equivalents	$4,210	1,802	426	837	782	$8,057

Capital investments	$146	97	1	11	15	$270

	Six Months ended June 30, 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$985	590	176	342	95	$2,169

Operating expenses
Cost of operations	320	310	113	188	42	971
Purchase of raw materials	479	111	83	118	44	835
Depreciation, amortization and accretion	103	67	29	21	21	241

	$902	486	225	325	107	$2,047

Income (loss) generated by operating assets	$53	102	(49)	17	(12)	$121

Interest expense, net						(74)
Corporate and general administration						(27)
Research, development and exploration						(20)
Minority interest in earnings of subsidiaries						(34)

Loss before undernoted						(34)
Tax recovery						29
Restructuring costs						(41)
Other expenses						(4)

Net loss						$(50)

Total assets, excluding cash, cash equivalents	$3,937	1,633	512	801	66	$7,548

Capital investments	$134	42	—	10	27	$213

7.    Post — employment benefits

Post-employment benefit expenses for the three and six months ended June 30, 2004 and 2003 are summarized as follows:

	Three months		Six months
	2004	2003	2004	2003
Defined benefit pension plan	15	15	27	31
Defined contribution pension plan	3	2	5	5
Other benefit plans	6	6	12	11

	24	23	44	47

8.    Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated statements.

QuickLinks

  EXHIBIT 99.1
NORANDA INC. CONSOLIDATED STATEMENT OF EARNINGS (US$ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Millions of US dollars, except as otherwise indicated) (Unaudited)